Continuing To Be

reliable



2001 Annual Report

WERNER ENTERPRISES®

We're in Business to Exceed Expectations


distinguished

Financial Information

Financial Highlights

(Dollars in thousands, except per share amounts)

	2001	2000	1999	1998	1997
Operating revenues	$1,270,519	$1,214,628	$1,052,333	$863,417	$772,095
Net income	47,744	48,023	60,011	57,246	48,378
Earnings per share (diluted)*	0.74	0.76	0.94	0.90	0.76
Cash flow from operations	226,920	170,147	131,977	137,940	126,037
Cash dividends declared per share*	.075	.075	.075	.070	.060
Return on average stockholders' equity	8.5%	9.3%	12.8%	13.7%	13.1%
Operating ratio	93.8%	93.2%	90.3%	88.9%	89.9%
Book value per share*	9.27	8.55	7.86	6.98	6.20
Total assets	964,014	927,207	896,879	769,196	667,638
Total debt	50,000	105,000	145,000	100,000	60,000
Stockholders' equity	590,049	536,084	494,772	440,588	395,118

* After giving retroactive effect for the March 2002, four-for-three stock split (all years presented).

Operating Revenues
(in Millions of Dollars)



$1.4 billion
$1.2 billion
$1 billion
$800
$600
$400
$200
$0
1997
1998
1999
2000
2001

Earnings Per Share (diluted)
(in Dollars)



$1.00
$.90
$.80
$.70
$.60
$.50
$.40
$.30
$.20
$.10
$0
1997
1998
1999
2000
2001

Total Assets
(in Millions of Dollars)



$1 billion
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
1997
1998
1999
2000
2001

Vision Statement

A clear vision - to be recognized as the premier provider of truckload transportation services.

Letter to Stockholders

2001 in Review



2001 was a year of intense challenges and significant opportunities for Werner Enterprises and the truckload transportation industry.

During the past year, our industry experienced one of the most difficult operating periods I have seen in my 45 years in the business. The combined effect of a recessionary economy, a depressed used truck pricing market, skyrocketing liability insurance premiums, and very restrictive equipment lending made 2001 a challenging year.

However, Werner Enterprises was well prepared for these tough times. We anticipated many of these issues nearly two years ago. By slowing our fleet growth, shrinking our controllable costs, intensifying our focus on cash flow, and paying down debt, we minimized the impact of industry factors on our financial results.

For the year, our revenues rose 5% to $1.3 billion while earnings decreased slightly to $.74 per share, or $48 million. Our cash flow from operations increased 33% to $227 million. Werner Enterprises produced more profits in 2001 than any other public trucking company (truckload or less-than-truckload).

We kept our trucks and drivers productive during 2001. We accomplished this by capitalizing on our diversified base of customers and freight, continually developing new business, and replacing less profitable business. We also maintained our superior on-time service levels, and effectively used our proprietary technology. Even with a much weaker economy, our revenue per truck per week decreased only slightly and was 10% higher than our largest competitors.

Werner Enterprises' financial position is strong. We are essentially debt-free, as our invested cash exceeds our only remaining debt. Our stockholders' equity has continued its steady growth and now exceeds $590 million. The financial stability of Werner Enterprises has never been more attractive to both customers and drivers.

Truckload Industry in Review

Truckload transportation remains the lifeblood of the U.S. transportation market. Nearly 80% of the $500 billion a year domestic freight market moves by truck. Shippers rely on truckload carriers for economical and time-sensitive service - service that is unmatched by other modes of transportation. Most consumers unknowingly depend on truckload carriers for numerous items they use every day. From breakfast cereal to toothpaste to clothing to laundry detergent to car tires to electronics, all likely were hauled by a truckload carrier.

Due to the harsh operating conditions, the number of failed trucking companies has increased substantially over the past two years. Industry sources estimate that 4,000 trucking companies (with fleets of four or more trucks) failed in 2001, compared to an average of 1,650 trucking company failures during the prior 15 years. In most recent history, trucking company failures accelerated in the two years following severe events, such as the 1990 fuel price spike and the 1995 truckload overcapacity recession. These events are less significant than what we experienced in the year 2001. Therefore, I would not be surprised to see more trucking companies cease operations or downsize their fleets in 2002 and 2003.

Truckload industry returns and margins have declined to unacceptable levels. Current returns are inadequate to justify the significant capital investment required in this industry. Many truckload carriers, including Werner Enterprises, slowed their growth or reduced the size of their fleet this past year to weather the storm. At the same time truck capacity is becoming constrained in the market, barriers to entry are increasing. Fleet size, shipper technology requirements, access to financing, and access to trucking insurance have become roadblocks for companies looking to enter or grow in the truckload market.

respected



Over the past 15 years, truckload rates increased 20% while inflation increased 60%. Cost subsidies of the past, such as guaranteed truck buybacks, low liability insurance rates, and easy credit terms, kept rates low. These subsidies are gone and truckload rates must increase.

As trucking company failures increase or as the economy improves, I expect truck capacity to tighten. This will create more opportunities for high-service, financially stable carriers like Werner Enterprises.

The Road Ahead

Werner Enterprises is uniquely positioned to take advantage of the opportunities ahead.

We have continued to reinvest in equipment and technology during these difficult times to provide the superior on-time service customers routinely expect from Werner Enterprises. While many carriers are extending the age of their truck fleet to four and five years, we are continuing to replace our fleet at three years. I believe that the benefits of better service, lower maintenance, higher driver acceptance, and better resale value will validate our three-year replacement cycle.

Our strong financial position should also work to our advantage. As shippers become more concerned about the financial viability of their carrier partners, they have no such concerns with Werner Enterprises. As more drivers are affected by trucking company failures, Werner Enterprises becomes a preferred truckload employer.

Werner Enterprises is well positioned to manage the industry issues I mentioned earlier in this letter. Our marketing department has been keeping our customers fully informed of truckload industry conditions. We have been aggressively adding and replacing freight with new and existing customers, all the while remaining diversified. To maximize our equipment resale values, we are continuing to expand our existing truck equipment retail sales network, which is one of the largest in the United States. As we have for more than 10 years, we continue to manage most of our liability, cargo, and property insurance claims with experienced claim professionals. This highly effective self-insurance program minimizes the impact of rising insurance premiums for our Company.

We remain focused on profitable growth. Werner Enterprises will stay disciplined and expand the growth of our fleet when we see improving operating margins. We will look for signs that truckload capacity is leaving the market or that the economy is improving.

As the Company's largest shareholder, I am committed to continuing to improve returns for all shareholders. Thank you for your investment and support of Werner Enterprises.

C L Werner

Chairman and Chief Executive Officer
February 27, 2002

Werner Will Remain


dynamic
secure

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001

Commission file number 0-14690

Werner Enterprises, Inc.

(Exact name of registrant as specified in its charter)

Nebraska *(State or other jurisdiction of incorporation or organization)*		47-0648386 *(I.R.S. employer identification no.)*
14507 Frontier Road Post Office Box 45308 Omaha, Nebraska *(Address of principal executive offices)*	68145-0308 *(Zip code)*	(402) 895-6640 *(Registrant's telephone number)*

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☐

The aggregate market value of the registrant's $.01 par value common stock held by nonaffiliates of the registrant as of February 28, 2002, was approximately $688 million (based upon $17.76 per share closing price on that date, as reported by Nasdaq, adjusted for the March 14, 2002 stock split). (Aggregate market value estimated solely for the purposes of this report. This shall not be construed as an admission for purposes of determining affiliate status.)

As of February 28, 2002, 63,857,364 shares of the registrant's common stock were outstanding (adjusted for the March 14, 2002 stock split).

Portions of the Proxy Statement of Registrant for the Annual Meeting of Stockholders to be held May 14, 2002, are incorporated in Part III of this report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Werner Enterprises, Inc. ("Werner" or the "Company") is a transportation company engaged primarily in hauling truckload shipments of general commodities in both interstate and intrastate commerce. Werner is one of the five largest truckload carriers in the United States and maintains its headquarters in Omaha, Nebraska, near the geographic center of its service area. Werner was founded in 1956 by Chairman and Chief Executive Officer, Clarence L. Werner, who started the business with one truck at the age of 19. Werner completed its initial public offering in April 1986 with a fleet of 630 trucks. Werner ended 2001 with a fleet of 7,775 trucks.

The Company operates throughout the 48 contiguous states pursuant to operating authority, both common and contract, granted by the United States Department of Transportation and pursuant to intrastate authority granted by various states. The Company also has authority to operate in the ten provinces of Canada and provides through trailer service in and out of Mexico. The principal types of freight transported by the Company include consumer products, retail store merchandise, food products, paper products, beverages, industrial products, and building materials. The Company's emphasis is to transport consumer non-durable products that ship more consistently throughout the year.

Marketing and Operations

Werner's business philosophy is to provide superior on-time service to its customers at a low cost. To accomplish this, Werner operates premium, modern tractors and trailers. This equipment has a lower frequency of breakdowns and helps attract and retain qualified drivers. Werner has continually invested in technology to improve service to customers and improve retention of drivers. Werner focuses on shippers that value the broad geographic coverage, equipment capacity, technology, customized services, and flexibility available from a large, financially stable carrier. These shippers are generally less sensitive to rate levels, preferring to have their freight handled by a few core carriers with whom they can establish service-based, long-term relationships.

Werner operates in the truckload segment of the trucking industry. Within the truckload segment, Werner provides specialized services to customers based on their trailer needs (van, flatbed, temperature-controlled), geographic area (medium to long haul throughout the 48 contiguous states, regional), or conversion of their private fleet to Werner (dedicated).

Werner has a diversified freight base and is not dependent on a small group of customers or a specific industry for a majority of its freight. During 2001, the Company's largest 5, 10, and 25 customers comprised 24%, 32%, and 46% of the Company's revenues, respectively. No one customer accounted for more than 9% of the Company's revenues in 2001.

Virtually all of Werner's company and owner-operator tractors are equipped with satellite communications devices manufactured by Qualcomm that enable the Company and drivers to conduct two-way communication using standardized and freeform messages. This satellite technology, installed in all trucks beginning in 1992, also enables the Company to plan and monitor the progress of shipments. The Company obtains specific data on the location of all trucks in the fleet at least every hour of every day. Using the real-time data obtained from the satellite devices, Werner has developed advanced application systems to improve customer service and driver service. Examples of such application systems include (1) automated engine diagnostics to continually monitor mechanical fault tolerances, (2) software which preplans shipments that can be swapped by drivers enroute to meet driver home time needs, without compromising on-time delivery requirements, (3) automated "possible late load" tracking which informs the operations department of shipments that may be operating behind schedule, thereby allowing the Company to take preventive measures to avoid a late delivery, and (4) the Company's proprietary Paperless Log System to preplan the assignment of shipments to drivers based on real-time available driving hours and to automatically keep track of truck movement and drivers' hours of service. In June 1998, Werner Enterprises became the first, and only, trucking company in the United States to receive authorization from the Federal Highway Administration, under a continuing pilot program, to use a paperless log system in place of the paper logbooks traditionally used by truck drivers to track their daily work activities.

The Federal Motor Carrier Safety Administration (FMCSA) issued a Notice of Proposed Rulemaking (FMCSA-98-2350) on May 2, 2000, that proposed to make numerous changes to the regulations which govern drivers' hours of service. The comment period for filing comments to the proposed rules was initially scheduled to be due July 31, 2000, but the deadline was extended twice. Werner Enterprises and hundreds of other carriers and industry groups submitted comment letters to the FMCSA in the proceeding by the final deadline of December 15, 2000. In late 2000, Congress instructed the FMCSA to revise the proposed regulations. Although the FMCSA announced plans in February 2002 to develop a new set of proposed rules by separating the controversial sections of the original proposal from those more favored, the agency has not determined a deadline for issuing the new proposed regulations.

On June 30, 2000, the Company, along with four other large transportation companies, contributed their logistics business units into a commonly owned, Internet-based transportation logistics company, Transplace. The Company invested $5 million in cash and has an approximate 15% equity stake in Transplace. The Company transferred logistics business representing about 4% of total revenues for the six months ended June 30, 2000, to Transplace. The Company is recording its approximate 15% investment in Transplace using the equity method of accounting and is accruing its percentage share of Transplace's earnings as other non-operating income. As of December 31, 2001, the Company's net investment in Transplace is $3.7 million. The Company is not responsible for the debt of Transplace.

Seasonality

In the trucking industry, revenues generally show a seasonal pattern as some customers reduce shipments during and after the winter holiday season. The Company's operating expenses have historically been higher in the winter months due primarily to decreased fuel efficiency, increased maintenance costs of revenue equipment in colder weather, and increased insurance and claims costs due to adverse winter weather conditions. The Company attempts to minimize the impact of seasonality through its marketing program that seeks additional freight from certain customers during traditionally slower shipping periods. Revenue can also be affected by bad weather and holidays, since revenue is directly related to available working days of shippers.

Employees and Owner-Operator Drivers

As of December 31, 2001, the Company employed 9,157 drivers, 579 mechanics and maintenance personnel, 1,315 office personnel for the trucking operation, and 166 personnel for the non-trucking operations. The Company also had 1,135 contracts with independent contractors (owner-operators) for services that provide both a tractor and a qualified driver or drivers. None of the Company's employees is represented by a collective bargaining unit, and the Company considers relations with its employees to be good.

The Company recognizes that its professional driver workforce is one of its most valuable assets. Most of Werner's drivers are compensated based upon miles driven. For Company drivers, the rate per mile increases with the drivers' length of service. Additional compensation may be earned through a fuel efficiency bonus, a mileage bonus, an annual achievement bonus, and for extra work associated with their job (loading and unloading, extra stops, and shorter mileage trips, for example).

At times, there are shortages of drivers in the trucking industry. In prior years, the number of qualified drivers in the industry was reduced because of the elimination of federal funding for driving schools, changes in the demographic composition of the workforce, individual drivers' desire to be home more often, and a declining unemployment rate in the U.S. over the past several years. Although the market for attracting drivers improved during 2001 due to the higher domestic unemployment rate and other factors, the Company anticipates that the competition for qualified drivers will continue to be high and cannot predict whether it will experience shortages in the future.

The Company also recognizes that carefully selected owner-operators complement its company-employed drivers. Owner-operators are independent contractors that supply their own tractor and driver and are responsible for their operating expenses. Because owner-operators provide their own tractors, less financial capital is required from the Company for growth. Also, owner-operators provide the Company with another source of drivers to support its growth. The Company intends to continue its emphasis on recruiting owner-operators, as well as company drivers. However, it has been more difficult for the Company and the industry to recruit and retain owner-operators over the past year due to higher fuel prices for most of the year and a weak used truck pricing market.

Revenue Equipment

As of December 31, 2001, Werner operated 6,640 company tractors and had contracts for 1,135 tractors owned by owner-operators. Approximately 75% of the company tractors are manufactured by Freightliner, a subsidiary of DaimlerChrysler. Most of the remaining company tractors are manufactured by Peterbilt, a division of PACCAR, Inc. This standardization of the company tractor fleet decreases downtime by simplifying maintenance. The Company adheres to a comprehensive maintenance program for both tractors and trailers. Due to continuous upgrading of the company tractor fleet, the average age was 1.5 years at December 31, 2001. The Company generally adheres to a 3-year replacement cycle for most of its tractors. Owner-operator tractors are inspected prior to acceptance by the Company for compliance with operational and safety requirements of the Company and the Department of Transportation. These tractors are then periodically inspected, similar to company tractors, to monitor continued compliance.

The Company operated 19,775 trailers at December 31, 2001: 17,970 dry vans; 805 flatbeds; 935 temperature-controlled; and 65 other specialized trailers. Most of the Company's trailers are manufactured by Wabash National Corporation. As of December 31, 2001, 97% of the Company's fleet of dry van trailers consisted of 53-foot trailers, and 99% consisted of aluminum plate or composite (duraplate) trailers. Other trailer lengths such as 48-foot and 57-foot are also provided by the Company to meet the specialized needs of customers.

The Environmental Protection Agency (EPA), in a 1998 consent decree with a group of heavy-duty diesel engine makers, mandated new standards for production of low-emission engines by October 1, 2002. The new standards call for a 37.5% reduction in the amount of nitrogen oxides emitted by the engines, from 4.0 grams per brake-horsepower hour to 2.5 grams. The EPA has proposed a schedule of fines to be levied on the manufacturers of engines that fail to comply with the standards, ranging from $1,000 to $15,000 per unit. The major engine-makers are beginning initial production of engines to meet the new standards in early 2002. Little is known about the new engines' performance, fuel economy and price, or when engines will be available for testing. However, it is expected that fuel economy may be worse than that of the current engines. It is also anticipated that engine prices may increase to enable engine manufacturers to recoup the cost of complying with the new emissions standards. At this time, the amount of such price increases, if they occur, are not known, nor are the possible increases to fuel expense, supplies and maintenance expense, and depreciation expense with the new engines. Several large carriers have publicly stated that they are considering modifying their normal truck-replacement cycles to allow more time for testing the new engines. The Company will closely monitor the development of these new engines to determine the Company's course of action.

Fuel

The Company purchases approximately 90% of its fuel through a network of approximately 300 fuel stops throughout the United States. The Company has negotiated discounted pricing based on certain volume commitments with these fuel stops. Bulk fueling facilities are maintained at the Company's terminals.

Shortages of fuel, increases in fuel prices, or rationing of petroleum products can have a materially adverse effect on the operations and profitability of the Company. Beginning in the second half of 1999 and continuing throughout 2000, the Company experienced significant increases in the cost of diesel fuel. Diesel fuel prices began to decrease in the fourth quarter of 2001. The Company's customer fuel surcharge reimbursement programs have historically enabled the Company to recover most of the higher fuel prices from its customers compared to normalized average fuel prices. These fuel surcharges, which automatically adjust from week to week depending on the cost of fuel, enable the Company to rapidly recoup the higher cost of fuel when prices increase. Conversely, when fuel prices decrease, fuel surcharges decrease. The Company cannot predict whether fuel prices will continue to decrease or will increase in the future or the extent to which fuel surcharges will be collected to offset such increases. As of December 31, 2001, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

The Company maintains aboveground and underground fuel storage tanks at most of its terminals. Leakage or damage to these facilities could expose the Company to environmental clean-up costs. The tanks are routinely inspected to help prevent and detect such problems.

Regulation

The Company is a motor carrier regulated by the United States Department of Transportation (DOT). The DOT generally governs matters such as safety requirements, registration to engage in motor carrier operations, accounting systems, certain mergers, consolidations, acquisitions, and periodic financial reporting. The Company currently has a satisfactory DOT safety rating, which is the highest available rating. A conditional or unsatisfactory DOT safety rating could have an adverse effect on the Company, as some of the Company's contracts with customers require a satisfactory rating. Such matters as weight and dimensions of equipment are also subject to federal, state, and international regulations.

The Company has unlimited authority to carry general commodities in interstate commerce throughout the 48 contiguous states. The Company currently has authority to carry freight on an intrastate basis in 44 states. The Federal Aviation Administration Authorization Act of 1994 (the FAAA Act) amended sections of the Interstate Commerce Act to prevent states from regulating rates, routes, or service of motor carriers after January 1, 1995. The FAAA Act did not address state oversight of motor carrier safety and financial responsibility, or state taxation of transportation. If a carrier wishes to operate in a state where it did not previously have intrastate authority, it must, in most cases, still apply for authority.

The Company's operations are subject to various federal, state, and local environmental laws and regulations, implemented principally by the EPA and similar state regulatory agencies, governing the management of hazardous wastes, other discharge of pollutants into the air and surface and underground waters, and the disposal of certain substances. The Company believes that its operations are in material compliance with current laws and regulations.

President Bush is considering implementing provisions of the North American Free Trade Agreement (NAFTA), which could result in increased competition between U.S. and Mexican carriers for truckload services between these two countries.

Competition

The trucking industry is highly competitive and includes thousands of trucking companies. It is estimated that the annual revenue of domestic trucking amounts to $400 billion per year. The Company has a small but growing share (estimated at approximately 1%) of the markets targeted by the Company. The Company competes primarily with other truckload carriers. Railroads, less-than-truckload carriers, and private carriers also provide competition, but to a lesser degree.

Competition for the freight transported by the Company is based primarily on service and efficiency and, to some degree, on freight rates alone. Few other truckload carriers have greater financial resources, own more equipment, or carry a larger volume of freight than the Company. The Company is one of the five largest carriers in the truckload transportation industry.

Forward-Looking Information

The forward-looking statements in this report, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including, but not limited to, those discussed in Item 7, "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Item 2. *Properties*

Werner's headquarters is located along Interstate 80 just west of Omaha, Nebraska, on approximately 197 acres, 147 of which are held for future expansion. The Company's 286,000 square-foot headquarters office building includes a 5,000 square-foot computer center, drivers' lounge areas, a drivers' orientation section, a cafeteria, and a Company store. The Omaha headquarters also consists of 131,000 square feet of maintenance and repair facilities containing a central parts warehouse, frame straightening and alignment machine, truck and trailer wash areas, equipment safety lanes, body shops for tractors and trailers, and a paint booth including a 77,500 square-foot trailer maintenance facility constructed in 1999. Portions of the former trailer maintenance building were converted into a driver training facility in 2001. The Company owns all of its corporate headquarters facilities. The Company's headquarters facilities have suitable space available to accommodate planned expansion needs for the next 3 to 5 years.

The Company and its subsidiaries own a 22,000 square-foot terminal in Springfield, Ohio, a 33,000 square-foot facility near Denver, an 18,000 square-foot facility near Los Angeles, a 31,000 square-foot terminal near Atlanta, a 48,000 square-foot terminal in Dallas (including 21,000 square feet of trailer repair, parts, and body shop facilities added in 2001), and a 32,000 square-foot terminal in Phoenix. The Company leases terminal facilities in Allentown, Pennsylvania and in Indianapolis, Indiana. All eight locations include office and maintenance space. The Company opened a new 16,000 square-foot international terminal in Laredo, Texas in May of 2001.

The Company also owns a 73,000 square-foot disaster recovery and warehouse facility in another area of Omaha and has 50% ownership in a 125,000 square-foot warehouse located near the Company's headquarters. Additionally, the Company leases several small sales offices and trailer parking yards in various locations throughout the country.

Item 3. *Legal Proceedings*

The Company is a party to routine litigation incidental to its business, primarily involving claims for personal injury and property damage incurred in the transportation of freight. The Company has maintained a self-insurance program with a qualified department of Risk Management professionals since 1988. These employees manage the Company's property damage, cargo, liability, and workers' compensation claims. The Company has assumed liability for claims up to $500,000, plus administrative expenses, for each occurrence involving personal injury or property damage. The Company is also responsible for varying annual aggregate amounts of liability for claims above $500,000 and below $4,000,000. For the policy year ending August 1, 2002, these annual aggregate amounts total $4,500,000. The Company maintains insurance, which covers liability in excess of this amount to coverage levels that management considers adequate. The Company believes that adverse results in one or more of these claims would not have a material adverse effect on its results of operations or financial position. See also Note (1) "Insurance and Claims Accruals" and Note (7) "Commitments and Contingencies" in the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

Item 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of 2001, no matters were submitted to a vote of security holders.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Price Range of Common Stock

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol WERN. The following table sets forth for the quarters indicated the high and low sale prices per share of the Company's common stock in the Nasdaq National Market and the Company's dividends declared per common share from January 1, 2000, through December 31, 2001, after giving retroactive effect for the March 2002 stock split discussed below.

	High	Low	Dividends Declared Per Common Share
2001			
Quarter ended:			
March 31	$14.91	$11.34	$.019
June 30	18.87	11.67	.019
September 30	17.93	11.94	.019
December 31	20.48	12.07	.019
2000			
Quarter ended:			
March 31	$13.22	$ 9.23	$.019
June 30	14.34	8.11	.019
September 30	11.11	8.58	.019
December 31	13.31	7.55	.019

As of February 27, 2002, the Company's common stock was held by 232 stockholders of record and approximately 5,000 stockholders through nominee or street name accounts with brokers.

Dividend Policy

The Company has been paying cash dividends on its common stock following each of its quarters since the fiscal quarter ended May 31, 1987. The Company does not currently intend to discontinue payment of dividends on a quarterly basis and does not currently anticipate any restrictions on its future ability to pay such dividends. However, no assurance can be given that dividends will be paid in the future since they are dependent on earnings, the financial condition of the Company, and other factors.

Common Stock Split

On February 11, 2002, the Company announced that its Board of Directors declared a four-for-three split of the Company's common stock effected in the form of a 33⅓ percent stock dividend. The stock dividend was payable on March 14, 2002, to stockholders of record at the close of business on February 25, 2002. No fractional shares of common stock were issued in connection with the stock split. Stockholders entitled to fractional shares received a proportional cash payment based on the closing price of a share of common stock on February 25, 2002.

All share and per-share information included in this Form 10-K, including in the accompanying consolidated financial statements, for all periods presented have been adjusted to retroactively reflect the stock split.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with the consolidated financial statements and notes under Item 8 of this Form 10-K.

	2001	2000	1999	1998	1997
	(In thousands, except per share amounts)				
Operating revenues	$1,270,519	$1,214,628	$1,052,333	$863,417	$772,095
Net income	47,744	48,023	60,011	57,246	48,378
Earnings per share (diluted)*	0.74	0.76	0.94	0.90	0.76
Cash flow from operations	226,920	170,147	131,977	137,940	126,037
Cash dividends declared per share*	.075	.075	.075	.070	.060
Return on average stockholders' equity	8.5%	9.3%	12.8%	13.7%	13.1%
Operating ratio	93.8%	93.2%	90.3%	88.9%	89.9%
Book value per share*	9.27	8.55	7.86	6.98	6.20
Total assets	964,014	927,207	896,879	769,196	667,638
Long-term debt	20,000	105,000	120,000	100,000	60,000
Total debt (current and long-term)	50,000	105,000	145,000	100,000	60,000
Stockholders' equity	590,049	536,084	494,772	440,588	395,118

* After giving retroactive effect for the March 2002, four-for-three stock split (all years presented).

Item 7. *Management's Discussion and Analysis of Results of Operations and Financial Condition*

Critical Accounting Policies

The Company's success depends on its ability to efficiently manage its resources in the delivery of truckload transportation services to its customers. Resource requirements vary with customer demand, which may be subject to seasonal or general economic conditions. The Company's ability to adapt to changes in customer transportation requirements is a key element in efficiently deploying resources and in making capital investments in trucks and trailers. Although the Company's business volume is not highly concentrated, the Company may also be affected by the financial failure of its customers or a loss of a customer's business from time-to-time.

The Company's greatest resource requirements include qualified drivers, trucks, trailers, and related costs of operating its equipment (such as fuel, driver pay, insurance, and supplies and maintenance). The Company has historically been successful mitigating its risk to increases in fuel prices by recovering additional fuel surcharges from its customers. The Company's financial results are also affected by availability of qualified drivers and the market for new and used trucks. Because the Company is self-insured for cargo, personal injury, and property damage claims on its trucks and for workers' compensation benefits for its drivers (supplemented by premium-based coverage above certain dollar levels), financial results may also be affected by driver safety, medical costs, the weather, the legal and regulatory environment, and the costs of insurance coverage to protect against catastrophic losses.

The most significant accounting policies and estimates that affect our financial statements include the following:

- Selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers. Depreciable lives of tractors and trailers range from 5 to 10 years. Estimates of salvage value at the expected date of trade-in or sale are based on the expected market values of equipment at the time of disposal.
- Estimates of accrued liabilities for insurance and claims for liability and physical damage losses and workers' compensation. The insurance and claims accruals (current and long-term) are recorded at the

estimated ultimate payment amounts and are based upon individual case estimates and estimates of incurred-but-not-reported losses based upon past experience.

Management periodically re-evaluates these estimates as events and circumstances change. Together with the effects of the matters discussed above, these factors may significantly impact the Company's results of operations from period-to-period.

Results of Operations

The following table sets forth the percentage relationship of income and expense items to operating revenues for the years indicated.

	2001	2000	1999
Operating revenues	100.0%	100.0%	100.0%
Operating expenses			
Salaries, wages and benefits	36.0	35.4	36.4
Fuel	10.3	11.3	7.5
Supplies and maintenance	9.3	8.5	8.3
Taxes and licenses	7.4	7.3	7.8
Insurance and claims	3.3	2.8	3.0
Depreciation	9.2	9.0	9.5
Rent and purchased transportation	16.9	17.9	17.6
Communications and utilities	1.1	1.2	1.3
Other	0.3	(0.2)	(1.1)
Total operating expenses	93.8	93.2	90.3
Operating income	6.2	6.8	9.7
Net interest expense and other	0.2	0.4	0.5
Income before income taxes	6.0	6.4	9.2
Income taxes	2.2	2.4	3.5
Net income	3.8%	4.0%	5.7%

The following table sets forth certain industry data regarding the freight revenues and operations of the Company.

	2001	2000	1999	1998	1997
Operating ratio	93.8%	93.2%	90.3%	88.9%	89.9%
Average revenues per tractor per week(1)	$ 2,874	$ 2,889	$ 2,813	$ 2,783	$ 2,755
Average annual miles per tractor	123,660	125,568	125,856	126,492	126,598
Average miles per trip	744	746	734	760	799
Average revenues per total mile(1)	$ 1.208	$ 1.197	$ 1.162	$ 1.144	$ 1.132
Average revenues per loaded mile(1)	$ 1.342	$ 1.328	$ 1.287	$ 1.265	$ 1.251
Non-trucking revenues (in thousands)	$ 74,001	$ 65,977	$ 60,379	$ 41,821	$ 43,955
Average tractors in service	7,698	7,303	6,769	5,662	5,051
Total tractors (at year end)					
Company	6,640	6,300	5,895	5,220	4,490
Owner-operator	1,135	1,175	1,230	930	860
Total tractors	7,775	7,475	7,125	6,150	5,350
Total trailers (at year end)	19,775	19,770	18,900	16,350	14,700

(1) Net of fuel surcharge revenues.

2001 Compared to 2000

Operating revenues increased 4.6% over 2000, due primarily to a 5.4% increase in the average number of tractors in service. Revenue per total mile, excluding fuel surcharges, increased 0.9% primarily due to customer rate increases, and revenue per total mile, including fuel surcharges, increased 0.3% compared to 2000. Fuel surcharges, which represent collections from customers for the higher cost of fuel, decreased from $51.4 million in 2000 to $46.2 million in 2001 due to lower average fuel prices (see fuel explanation below). Excluding fuel surcharge revenues, trucking revenues increased 4.8% over 2000. Revenue from non-trucking transportation services increased $8.0 million compared to 2000.

Freight demand during 2001 was soft due to a weaker U.S. economy as compared to 2000. However, the Company developed its freight base and utilized its proprietary technology so that it experienced only a 1.5% decrease in its average annual miles per tractor. The Company's empty mile percentage increased slightly, by one-tenth of one percentage point (from 9.9% to 10.0%).

The Company's operating ratio (operating expenses expressed as a percentage of operating revenues) increased from 93.2% in 2000 to 93.8% in 2001. The decrease in owner-operator miles as a percentage of total miles (16.6% in 2001 compared to 18.6% in 2000), contributed to a shift in costs from the rent and purchased transportation expense category as described on the following pages. Owner-operators are independent contractors who supply their own tractor and driver, and are responsible for their operating expenses including fuel, supplies and maintenance, and fuel taxes. Over the past year, it has been more difficult to attract and retain owner-operator drivers due to the weaker used truck pricing market, higher fuel prices, and weaker economy.

Salaries, wages and benefits increased from 35.4% to 36.0% of revenues due in part to a higher percentage of company drivers as compared to owner-operators and an increase in the number of drivers in training. Workers' compensation and health insurance expense increased due to rising medical costs and higher weekly state workers' compensation payment rates. In recent years, workers' compensation and health insurance costs have been increasing at rates higher than inflation, and this is expected to continue. These increases were partially offset by an improvement in the tractor to non-driver employee ratio, which lowered non-driver labor costs per mile. The market for attracting company drivers improved during 2001; however, the Company anticipates that the competition for qualified drivers will continue to be high, and cannot predict whether it will experience shortages in the future. If such a shortage was to occur and increases in driver pay rates became necessary to attract and retain drivers, the Company's results of operations would be negatively impacted to the extent that corresponding freight rate increases were not obtained.

Fuel decreased from 11.3% to 10.3% of revenues due to lower fuel prices, principally in the fourth quarter of 2001. The average price per gallon of diesel fuel, excluding fuel taxes, was approximately $.11 per gallon lower in 2001 versus 2000. The average price per gallon in fourth quarter 2001 was approximately $.17 per gallon lower than the average price for the year of 2001 and was about the same as the average historical fuel price levels over the past ten years. The Company's customer fuel surcharge reimbursement programs have historically enabled the Company to recover most of the higher fuel prices from its customers compared to normalized average fuel prices. These fuel surcharges, which automatically adjust from week to week depending on the cost of fuel, enable the Company to rapidly recoup the higher cost of fuel when prices increase. Conversely, when fuel prices decrease, fuel surcharges decrease. After considering the amounts collected from customers through fuel surcharge programs, net of reimbursements to owner-operators, 2001 earnings per share increased by approximately $.07 over 2000 due to lower fuel costs. Shortages of fuel, increases in fuel prices, or rationing of petroleum products can have a materially adverse effect on the operations and profitability of the Company. The Company is unable to predict whether fuel prices will continue to decrease or will increase in the future or the extent to which fuel surcharges will be collected from customers. As of December 31, 2001, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

Supplies and maintenance increased from 8.5% to 9.3% of revenues due to a higher percentage of company drivers compared to owner-operators during 2001 and more maintenance services performed over-the-road than at Company facilities.

Insurance and claims increased from 2.8% to 3.3% of revenues due to unfavorable claims experience in 2001 and higher excess insurance premiums. Insurance premiums in the liability insurance market have increased significantly for many truckload carriers in recent months. For over ten years, the Company has been self-insured and managed virtually all of its liability, cargo, and property damage claims with qualified Risk Department professionals. As a result, higher liability insurance rates have had a less significant effect on the Company, impacting the Company only for catastrophic claim coverage. The Company renewed its annual catastrophic liability insurance coverage effective August 1, 2001, and the effect of the increase in premiums was less than 10% of the Company's total annual insurance and claims expense. The Company's premium rate for liability coverage up to $3.0 million per claim is fixed through August 1, 2004, while coverage levels above $3.0 million per claim will be renewed effective August 1, 2002.

Rent and purchased transportation expense decreased from 17.9% to 16.9% of revenues because of a decrease in payments to owner-operators (11.0% of revenue in 2001 compared to 12.6% in 2000), offset by an increase in purchased transportation relating to remaining non-trucking operations following the transfer of most of the Company's logistics business to Transplace. The decrease in payments to owner-operators resulted from the decrease in owner-operator miles as a percentage of total Company miles as discussed above. The Company has experienced difficulty recruiting and retaining owner-operators because of high fuel prices, a weak used truck pricing market, and other factors. This has resulted in a reduction in the number of owner-operator tractors from 1,175 as of December 31, 2000, to 1,135 as of December 31, 2001. The Company reimburses owner-operators for the higher cost of fuel based on fuel surcharge reimbursements collected from customers.

Other operating expenses changed from a credit of (0.2)% to an expense of 0.3% of revenues due in part to a weak market for the sale of used trucks. Record levels of trucks manufactured during 1999 and 2000, an increased supply of used trucks caused in part by trucking company business failures, and slower fleet growth by many carriers have all contributed to a decline in the market value of used trucks. During 2001, the Company traded about two-thirds of its used trucks and sold about one-third to third parties. For trucks traded, the excess of the trade price over the net book value of the trucks reduced the cost basis of new trucks. In 2000, the Company traded half of its used trucks and sold half of its used trucks to third parties through its Fleet Truck Sales retail network and realized gains of $5.1 million. In 2001, due to a lower average sale price per truck, the Company realized losses of $0.7 million. The Company renegotiated its trade agreements with its primary truck manufacturer in June 2001 and continued to expand its nationwide retail truck sales network in response to the weak used truck market. Other operating expenses were also impacted by increasing the allowance for uncollectible receivables for the Company's maximum credit exposure related to the fourth quarter 2001 Enron bankruptcy of approximately $1.2 million. The Company has limited credit exposure for the first quarter 2002 Kmart bankruptcy. The Company has focused on improving its collections of accounts receivable; as such, days sales in accounts receivable decreased from 37 days as of December 31, 2000, to 35 days as of December 31, 2001.

Net interest expense and other decreased from 0.4% to 0.2% of revenues due to lower interest expense, offset partially by the Company's share of Transplace operating losses. Interest expense decreased from 0.7% to 0.3% of revenues due to a reduction in the Company's borrowings. Average debt outstanding in 2001 was $77.5 million versus $125.0 million in 2000. In 2001, the Company recorded a loss of approximately $1.7 million as its percentage share of estimated Transplace losses versus a gain of approximately $0.3 million in 2000. The Company is recording its approximate 15% investment in Transplace using the equity method of accounting and is accruing its percentage share of Transplace's earnings and losses as an other non-operating item.

The Company's effective income tax rate (income taxes as a percentage of income before income taxes) was 37.5% and 38.0% in 2001 and 2000, respectively, as described in Note 5 of the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K. The effective income tax rate for the 2001 period decreased due to the implementation of certain tax strategies. The Company expects the 37.5% income tax rate to be the tax rate in effect for 2002.

2000 Compared to 1999

Operating revenues increased 15% over 1999, due to an 8% increase in the average number of tractors in service, a 3% increase in average revenue per mile (excluding fuel surcharges), and a 5% increase in revenues due to fuel surcharges. Customer rate increases were the primary factor in the increase in average revenue per mile (excluding fuel surcharges). Fuel surcharges were collected from customers in 2000 to recover a majority of the increase in fuel expense caused by higher fuel prices.

The Company's operating ratio (operating expenses expressed as a percentage of operating revenues) increased from 90.3% to 93.2%.

Salaries, wages and benefits decreased from 36.4% to 35.4% of revenues by maintaining the average payroll cost per mile while at the same time increasing average revenue per mile. Offsetting this, workers' compensation expense increased due to rising medical costs and higher weekly state workers' compensation payment rates.

Fuel increased from 7.5% to 11.3% of revenues due to substantially higher fuel prices. The average price per gallon of diesel fuel, excluding fuel taxes, was 65% higher in 2000 than 1999. The Company implemented customer fuel surcharge programs to recover a majority of the increased fuel cost.

Taxes and licenses decreased from 7.8% to 7.3% of revenues due to higher revenue per mile. On a cost per mile basis, taxes and license expenses were about the same. Insurance and claims decreased slightly from 3.0% to 2.8% of revenues. Improved liability claims experience was offset by increased cargo claims. Depreciation decreased from 9.5% to 9.0% of revenues due to higher revenue per mile. On a cost per mile basis, depreciation was slightly higher.

Rent and purchased transportation expense increased from 17.6% to 17.9% of revenues due primarily to increases in rental expense on leased tractors (0.3% of revenue in 2000 compared to 0.1% in 1999) and payments to owner-operators (12.6% of revenue in 2000 compared to 12.4% in 1999). Payments to owner-operators increased slightly in 2000 compared to 1999 caused in part by an increase in owner-operator miles as a percentage of total Company miles. On a per-mile basis, payments to owner-operators increased due to amounts reimbursed by the Company to owner-operators for the higher cost of fuel. Increases in logistics and other non-trucking transportation services in the first half of 2000 offset the decrease in the latter half of the year due to transferring most of the Company's logistics business to Transplace on June 30, 2000. The Company is one of five large truckload transportation companies that contributed their logistics businesses to this commonly owned, Internet-based logistics company. The Company transferred logistics business representing about 4% of total revenues for the six months ended June 30, 2000, to Transplace.

Other operating expenses changed from (1.1%) to (0.2%) of revenues due to a weak market for the sale of used trucks. During 2000, the Company traded more of its used trucks, and the excess of the trade price over the net book value of the trucks reduced the cost basis of new trucks. In 1999, the Company sold most of its used trucks to third parties through its Fleet Truck Sales retail network and realized gains of $13.0 million. In 2000, due to a reduced number of trucks sold to third parties and a lower average gain per truck, the Company realized gains of $5.1 million.

The Company's effective income tax rate (income taxes as a percentage of income before income taxes) was 38.0% in 2000 and 1999, as described in Note 5 of the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

Liquidity and Capital Resources

Net cash provided by operating activities was $226.9 million in 2001, $170.1 million in 2000, and $132.0 million in 1999. The 33.4% increase ($56.8 million) in operating cash flows from 2000 to 2001 was due primarily to higher depreciation due to the growth of the Company truck fleet ($6.9 million), increased deferred taxes due to the implementation of certain tax strategies and growth of the Company truck fleet ($23.8 million), a small loss versus gains on disposal of operating equipment due to a weaker used truck pricing market ($5.8 million), increased long-term insurance and claims accruals ($4.5 million), decreases in other long-term assets ($3.8 million), and working capital improvements ($8.0 million). The cash flow from operations enabled the Company to make capital expenditures and repay debt as discussed below.

Net cash used in investing activities was $126.9 million in 2001, $113.2 million in 2000, and $171.0 million in 1999. The growth of the Company's business has required significant investment in new revenue equipment. Net capital expenditures in 2001, 2000, and 1999 were $126.2 million, $108.5 million, and $171.0 million, respectively. The capital expenditures in 2001 and 2000 were financed primarily with cash provided by operations and, to a lesser extent in 1999, borrowings. Capital expenditures were higher in 2001 due to the Company's completion of various construction projects including the Laredo, Texas terminal, the Dallas, Texas terminal expansion, and the driver training facility. The Company also invested $5.0 million in Transplace in 2000.

As of December 31, 2001, the Company has committed to approximately $23 million of net capital expenditures, which is a small portion of its estimated 2002 capital expenditures.

Net financing activities used $51.1 million in 2001 and $46.8 million in 2000 and generated $38.5 million in 1999. In 2001 and 2000 respectively, the Company made net repayments of $55.0 million and $40.0 million of debt compared to net borrowings of $45.0 million in 1999. The Company paid dividends of $4.7 million in 2001, $4.7 million in 2000, and $4.7 million in 1999. Financing activities also included common stock repurchases of $2.8 million in 2000 and $3.9 million in 1999. From time to time, the Company has and may continue to repurchase shares of its common stock. The timing and amount of such purchases depends on market and other factors. The Company's board of directors has authorized the repurchase of up to 3,333,333 shares. As of December 31, 2001, the Company has purchased 1,704,701 shares pursuant to this authorization.

The Company's financial position is strong. As of December 31, 2001, the Company had $74 million of cash and cash equivalents, $50 million of debt, and $590 million of stockholders' equity. Based on the Company's strong financial position, management foresees no significant barriers to obtaining sufficient financing, if necessary.

Contractual Obligations and Commercial Commitments

The following table sets forth the Company's contractual obligations and commercial commitments as of December 31, 2001.

Contractual Obligations	Payments Due by Period (In millions) Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$50.0	$30.0	$20.0	$—	$—
Operating leases	3.3	3.2	0.1	—	—
Total contractual cash obligations	$53.3	$33.2	$20.1	$—	$—

Other Commercial Commitments	Amount of Commitment Expiration Per Period (In millions) Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Unused lines of credit	$25.0	$ 5.0	$20.0	$—	$—
Standby letters of credit	12.2	12.2	—	—	—
Other commercial commitments	23.0	23.0	—	—	—
Total commercial commitments	$60.2	$40.2	$20.0	$—	$—

The unused lines of credit are available to the Company in the event the Company needs financing for the growth of its fleet. With the Company's strong financial position, the Company expects it could obtain additional financing, if necessary, at favorable terms. The standby letters of credit are primarily required for insurance policies. The other commercial commitments relate to committed equipment expenditures, which is a small portion of planned equipment expenditures for 2002.

Inflation

Inflation can be expected to have an impact on the Company's operating costs. A prolonged period of inflation could cause interest rates, fuel, wages, and other costs to increase and could adversely affect the Company's results of operations unless freight rates could be increased correspondingly. However, the effect of inflation has been minimal over the past three years.

Year 2000 Issue

The impact of the Year 2000 issue on the Company's operations was insignificant.

Forward Looking Statements and Risk Factors

This discussion and analysis contains historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company believes the assumptions underlying these forward-looking statements are reasonable based on information currently available, however any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks and uncertainties. Those risks include, but are not limited to, the following:

The Company's business is modestly seasonal with peak freight demand occurring generally in the months of September, October, and November. During the winter months, the Company's freight volumes are typically lower as some customers have lower shipment levels after the Christmas holiday season. The Company's operating expenses have historically been higher in winter months primarily due to decreased fuel efficiency, increased maintenance costs of revenue equipment in colder weather, and increased insurance and claims costs due to adverse winter weather conditions. The Company attempts to minimize the impact of seasonality through its marketing program by seeking additional freight from certain customers during traditionally slower shipping periods. Bad weather, holidays, and the number of business days during the period can also affect revenue, since revenue is directly related to available working days of shippers.

The trucking industry is highly competitive and includes thousands of trucking companies. This competition could limit the Company's growth opportunities and reduce its profitability. The Company competes primarily with other truckload carriers. Railroads, less-than-truckload carriers, and private carriers also provide competition, but to a lesser degree. Competition for the freight transported by the Company is based primarily on service and efficiency and, to some degree, on freight rates alone.

The Company is sensitive to changes in overall economic conditions that impact customer shipping volumes. The general slowdown in the economy during 2001 had a negative effect on freight volumes for truckload carriers, including the Company. As the unemployment rate increased, driver availability improved for the Company and the industry. Fuel prices increased beginning in fourth quarter 1999 and were high through 2000 and 2001 before decreasing in the latter part of 2001. Shortages of fuel, increases in fuel prices, or rationing of petroleum products can have a materially adverse impact on the operations and profitability of the Company. To the extent that the Company cannot recover the higher cost of fuel through customer fuel surcharges, the Company's results would be negatively impacted. Future economic conditions that may affect the Company include employment levels, business conditions, fuel and energy costs, interest rates, and tax rates.

The Company is regulated by the United States Department of Transportation (DOT). This regulatory authority establishes broad powers, generally governing activities such as authorization to engage in motor carrier operations, safety, financial reporting, and other matters. The Company may become subject to new or more comprehensive regulations relating to fuel emissions, driver hours of service, or other issues mandated by the DOT. For example, new engine emissions standards are to become effective for truck engine manufacturers in October 2002. These new engines have not yet been available for adequate testing. These new engines may be more costly and less fuel efficient.

At times, there have been shortages of drivers in the trucking industry. Although the market for attracting company drivers improved during 2001 due to the higher domestic unemployment rate and other factors, the Company anticipates that the competition for company drivers will continue to be high. During 2001, it became more difficult to recruit and retain owner-operator drivers due to the weak used truck pricing market and higher fuel prices for most of the year. The Company anticipates that the competition for company drivers and owner-operator drivers will continue to be high and cannot predict whether it will experience shortages in the future.

The Company is highly dependent on the services of key personnel including Clarence L. Werner and other executive officers. Although the Company believes it has an experienced and highly qualified management group, the loss of the services of these executive officers could have a material adverse impact on the Company and its future profitability.

The Company is dependent on its vendors and suppliers. The Company believes it has good relationships with its vendors and that it is generally able to obtain attractive pricing and other terms from vendors and suppliers. If the Company fails to maintain good relationships with its vendors and suppliers or if its vendors and suppliers experience significant financial problems, the Company could face difficulty in obtaining needed goods and services because of interruptions of production or for other reasons, which could adversely affect the Company's business.

The efficient operation of the Company's business is highly dependent on its information systems. Much of the Company's software has been developed internally or by adapting purchased software applications to the Company's needs. The Company has purchased redundant computer hardware systems and has its own off-site disaster recovery facility approximately ten miles from the Company's offices to use in the event of a disaster. The Company has taken these steps to reduce the risk of disruption to its business operation if a disaster were to occur.

The Company self-insures for liability resulting from cargo loss, personal injury, and property damage as well as workers' compensation. This is supplemented by premium insurance with licensed insurance companies above the Company's self-insurance level for each type of coverage. To the extent that the Company was to experience a significant increase in the number of claims or the cost per claim, the Company's operating results would be negatively affected.

The Company maintains a three-year replacement cycle on its tractors. The Company sells tractors to third parties or trades tractors to manufacturers to maintain a new truck fleet. Used truck pricing for three-year-old tractors has declined by approximately $12,000 to $15,000 per tractor from 1999 to year-end 2001. In 1999, the Company realized gains on sales of tractors of $13.0 million or $0.13 per share, resulting from used truck prices that were in excess of the Company's net book value for those trucks. For the last half of 2001, used truck pricing for three-year-old tractors was approximately the same as the Company's net book value for those trucks. Should the used truck pricing market become significantly worse and the Company decided to sell trucks at a loss rather than extend the life of its trucks, this could have a material adverse effect on the Company's business and operating results. Also, the Company currently trades a portion of its three-year-old tractors to its primary tractor manufacturer at fixed prices. There can be no assurance that the Company will be able to continue to negotiate comparable trade agreements in future years, which may require the Company to sell more of its trucks to third parties using the Company's retail truck sales network.

Caution should be taken not to place undue reliance on forward-looking statements made herein, since the statements speak only as of the date they are made. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company is exposed to market risk from changes in interest rates and commodity prices.

Interest Rate Risk

The Company's only outstanding debt at December 31, 2001, was $50 million of fixed rate debt. Interest rates on the Company's unused credit facilities are based on the London Interbank Offered Rate (LIBOR). Increases in interest rates could impact the Company's annual interest expense on future borrowings.

Commodity Price Risk

The price and availability of diesel fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, and other market factors. Historically, the Company has been able to recover a majority of fuel price increases from customers in the form of fuel surcharges. The Company cannot predict the extent to which high fuel price levels will occur in the future or the extent to which fuel surcharges could be collected to offset such increases. As of December 31, 2001, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

The Company conducts business in Mexico and Canada. Foreign currency transaction gains and losses were not material to the Company's results of operations for 2001 and prior years. Accordingly, the Company is not currently subject to material foreign currency exchange rate risks from the effects that exchange rate movements of foreign currencies would have on the Company's future costs or on future cash flows. To date, the Company receives payment for freight services performed in Mexico and Canada primarily in U.S. dollars to reduce foreign currency risk.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Werner Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Werner Enterprises, Inc. and subsidiaries as of December 31, 2001, and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for each of the years in the three-year period ended December 31, 2001, listed in Item 14(a)(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Werner Enterprises, Inc. and subsidiaries as of December 31, 2001, and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information for each of the three years in the period ended December 31, 2001, set forth therein.

KPMG LLP

Omaha, Nebraska
January 22, 2002, except as to the second paragraph of
Note 3 and Note 9 which are as of February 11, 2002

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	2001	2000	1999
	(In thousands, except per share amounts)		
Operating revenues	$1,270,519	$1,214,628	$1,052,333
Operating expenses:			
Salaries, wages and benefits	457,433	429,825	382,824
Fuel	131,498	137,620	79,029
Supplies and maintenance	117,882	102,784	87,600
Taxes and licenses	93,628	89,126	82,089
Insurance and claims	41,946	34,147	31,728
Depreciation	116,043	109,107	99,955
Rent and purchased transportation	214,336	216,917	185,129
Communications and utilities	14,365	14,454	13,444
Other	4,059	(2,173)	(11,666)
Total operating expenses	1,191,190	1,131,807	950,132
Operating income	79,329	82,821	102,201
Other expense (income):			
Interest expense	3,775	8,169	6,565
Interest income	(2,628)	(2,650)	(1,407)
Other	1,791	(154)	245
Total other expense	2,938	5,365	5,403
Income before income taxes	76,391	77,456	96,798
Income taxes	28,647	29,433	36,787
Net income	$ 47,744	$ 48,023	$ 60,011
Average common shares outstanding	63,147	62,748	63,207
Basic earnings per share	$ 0.76	$ 0.77	$ 0.95
Diluted shares outstanding	64,147	63,010	63,508
Diluted earnings per share	$ 0.74	$ 0.76	$ 0.94

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 74,366	$ 25,485
Accounts receivable, trade, less allowance of $4,966 and $3,994, respectively	121,354	123,518
Receivable from unconsolidated affiliate	—	5,332
Other receivables	8,527	10,257
Inventories and supplies	8,432	7,329
Prepaid taxes, licenses, and permits	12,333	12,396
Current deferred income taxes	—	11,552
Other	11,055	10,908
Total current assets	236,067	206,777
Property and equipment, at cost:		
Land	19,357	19,157
Buildings and improvements	79,704	72,631
Revenue equipment	854,603	829,549
Service equipment and other	115,941	100,342
Total property and equipment	1,069,605	1,021,679
Less — accumulated depreciation	354,122	313,881
Property and equipment, net	715,483	707,798
Notes receivable	5,408	4,420
Investment in unconsolidated affiliate	3,660	5,324
Other non-current assets	3,396	2,888
	$ 964,014	$ 927,207
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 33,188	$ 30,710
Current portion of long-term debt	30,000	—
Insurance and claims accruals	40,254	36,057
Accrued payroll	15,008	12,746
Income taxes payable	1,268	7,157
Current deferred income taxes	20,473	—
Other current liabilities	12,066	14,749
Total current liabilities	152,257	101,419
Long-term debt, net of current portion	20,000	105,000
Deferred income taxes	162,907	152,403
Insurance, claims and other long-term accruals	38,801	32,301
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value, 200,000,000 shares authorized; 64,427,780 shares issued; 63,636,823 and 62,719,053 shares outstanding, respectively	644	644
Paid-in capital	106,058	105,683
Retained earnings	490,942	447,943
Accumulated other comprehensive loss	(43)	(34)
Treasury stock, at cost; 790,957 and 1,708,727 shares, respectively	(7,552)	(18,152)
Total stockholders' equity	590,049	536,084
	$ 964,014	$ 927,207

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000	1999
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 47,744	$ 48,023	$ 60,011
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	116,043	109,107	99,955
Deferred income taxes	42,529	18,751	22,200
Loss (gain) on disposal of operating equipment	740	(5,055)	(13,047)
Equity in (income) loss of unconsolidated affiliate	1,664	(324)	—
Tax benefit from exercise of stock options	2,384	130	663
Other long-term assets	938	(2,888)	—
Insurance, claims and other long-term accruals	6,500	2,000	(500)
Changes in certain working capital items:			
Accounts receivable, net	2,164	3,693	(32,882)
Prepaid expenses and other current assets	5,875	(8,474)	(8,725)
Accounts payable	2,478	(4,976)	(12,460)
Accrued and other current liabilities	(2,139)	10,160	16,762
Net cash provided by operating activities	226,920	170,147	131,977
Cash flows from investing activities:			
Additions to property and equipment	(170,862)	(169,113)	(255,326)
Retirements of property and equipment	44,710	60,608	84,297
Investment in unconsolidated affiliate	—	(5,000)	—
Decrease (increase) in notes receivable	(750)	287	—
Net cash used in investing activities	(126,902)	(113,218)	(171,029)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	5,000	10,000	30,000
Repayments of long-term debt	(60,000)	(25,000)	—
Proceeds from issuance of short-term debt	—	—	30,000
Repayments of short-term debt	—	(25,000)	(15,000)
Dividends on common stock	(4,728)	(4,710)	(4,740)
Repurchases of common stock	—	(2,759)	(3,941)
Stock options exercised	8,591	657	2,188
Net cash provided by (used in) financing activities	(51,137)	(46,812)	38,507
Net increase (decrease) in cash and cash equivalents	48,881	10,117	(545)
Cash and cash equivalents, beginning of year	25,485	15,368	15,913
Cash and cash equivalents, end of year	$ 74,366	$ 25,485	$ 15,368
Supplemental disclosures of cash flow information:			
Cash paid (received) during year for:			
Interest	$ 4,315	$ 7,876	$ 7,329
Income taxes	(9,540)	3,916	13,275
Supplemental disclosures of non-cash investing activities:			
Notes receivable issued upon sale of revenue equipment	$ 238	$ 4,707	$ —
Warehouse assets contributed to LLC	1,446	—	—

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
	(In thousands, except share amounts)					
BALANCE, December 31, 1998	$644	$105,177	$349,351	$ —	$(14,584)	$440,588
Purchases of 403,467 shares of common stock	—	—	—	—	(3,941)	(3,941)
Dividends on common stock ($.075 per share)	—	—	(4,737)	—	—	(4,737)
Exercise of stock options, 264,701 shares, including tax benefits	—	546	—	—	2,305	2,851
Comprehensive income:						
Net income	—	—	60,011	—	—	60,011
BALANCE, December 31, 1999	644	105,723	404,625	—	(16,220)	494,772
Purchases of 300,268 shares of common stock	—	—	—	—	(2,759)	(2,759)
Dividends on common stock ($.075 per share)	—	—	(4,705)	—	—	(4,705)
Exercise of stock options, 79,007 shares, including tax benefits	—	(40)	—	—	827	787
Comprehensive income (loss):						
Net income	—	—	48,023	—	—	48,023
Foreign currency translation adjustments	—	—	—	(34)	—	(34)
Total comprehensive income	—	—	48,023	(34)	—	47,989
BALANCE, December 31, 2000	644	105,683	447,943	(34)	(18,152)	536,084
Dividends on common stock ($.075 per share)	—	—	(4,745)	—	—	(4,745)
Exercise of stock options, 917,770 shares, including tax benefits	—	375	—	—	10,600	10,975
Comprehensive income (loss):						
Net income	—	—	47,744	—	—	47,744
Foreign currency translation adjustments	—	—	—	(9)	—	(9)
Total comprehensive income	—	—	47,744	(9)	—	47,735
BALANCE, December 31, 2001	$644	$106,058	$490,942	$(43)	$ (7,552)	$590,049

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary of Significant Accounting Policies

Nature of Business

Werner Enterprises, Inc. (the Company) is a truckload transportation company operating under the jurisdiction of the Department of Transportation and various state regulatory commissions. The Company maintains a diversified freight base with no one customer or industry making up a significant percentage of the Company's receivables or revenues. The largest single customer generated 9% of revenues for 2001.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Werner Enterprises, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions relating to these majority-owned entities have been eliminated. The equity method of accounting is used for the Company's investment in Transplace (see Note 2).

Use of Management Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, purchased with a maturity of three months or less, to be cash equivalents.

Inventories and Supplies

Inventories and supplies consist primarily of revenue equipment parts, tires, fuel and supplies and are stated at average cost. Tires placed on new revenue equipment are capitalized as a part of the equipment cost. Replacement tires are expensed when placed in service.

Property, Equipment, and Depreciation

Additions and improvements to property and equipment are capitalized at cost, while maintenance and repair expenditures are charged to operations as incurred. If equipment is traded rather than sold, the cost of new equipment is recorded at an amount equal to the lower of the monetary consideration paid plus the net book value of the traded property or the fair value of the new equipment.

Depreciation is calculated based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method. Accelerated depreciation methods are used for income tax purposes. The lives and salvage values assigned to certain assets for financial reporting purposes are different than for income tax purposes. For financial reporting purposes, assets are depreciated over the estimated useful lives of 30 years for buildings and improvements, 5 to 10 years for revenue equipment, and 3 to 10 years for service and other equipment.

Insurance and Claims Accruals

Insurance and claims accruals, both current and noncurrent, reflect the estimated cost for cargo loss and damage, bodily injury and property damage (BI/PD), group health, and workers' compensation claims, including estimated loss development and loss adjustment expenses, not covered by insurance. The costs for cargo and BI/PD insurance and claims are included in insurance and claims expense, while the costs of group health and workers' compensation claims are included in salaries, wages and benefits expense in the Consolidated Statements of Income. The insurance and claims accruals are recorded at the estimated ultimate payment amounts and are based upon individual case estimates and estimates of incurred-but-not-reported losses based upon past experience.

The Company has been responsible for liability claims up to $500,000, plus administrative expenses, for each occurrence involving personal injury or property damage since August 1, 1992. The Company is also responsible for varying annual aggregate amounts of liability for claims above $500,000 and below $4,000,000. For the policy year ending August 1, 2002, these annual aggregate amounts total $4,500,000. Liability in excess of these risk retention levels is assumed by the insurance carriers in amounts which management considers adequate. The Company's premium rate for liability coverage up to $3,000,000 per claim is fixed through August 1, 2004, while coverage levels above $3,000,000 per claim will be renewed effective August 1, 2002.

The Company has assumed responsibility for workers' compensation, maintains a $19,000,000 bond, has statutory coverage, and has obtained insurance for individual claims above $500,000.

Under these insurance arrangements, the Company maintains $12,100,000 in letters of credit, as of December 31, 2001.

Revenue Recognition

The Consolidated Statements of Income reflect recognition of operating revenues and related direct costs when the shipment is delivered.

Foreign Currency Translation

Local currencies are generally considered the functional currencies outside the United States. Assets and liabilities are translated at year-end exchange rates for operations in local currency environments. Income and expense items are translated at average rates of exchange prevailing during the year. Foreign currency translation adjustments reflect the changes in foreign currency exchange rates applicable to the net assets of the Mexican operations for the years ended December 31, 2001 and 2000, and of the Canadian operations for the year ended December 31, 2001. The amounts of such translation adjustments were not significant for all years presented (see the Consolidated Statements of Stockholders' Equity).

Income Taxes

The Company uses the asset and liability method of Statement of Financial Accounting Standards (SFAS) No. 109 in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Common Stock and Earnings Per Share

The Company computes and presents earnings per share (EPS) in accordance with SFAS No. 128, *Earnings per Share*. The difference between the Company's weighted average shares outstanding and diluted shares outstanding is due to the dilutive effect of stock options for all periods presented. There are no differences in the numerator of the Company's computations of basic and diluted EPS for any period presented.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholders' equity. For the years ended December 31, 2001 and 2000, comprehensive income consists of net income and foreign currency translation adjustments. For the year ended December 31, 1999, the Company had no items of other comprehensive income (loss), and, accordingly, comprehensive income is the same as net income.

Accounting Standards

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 (SFAS 141), *Business Combinations* and No. 142 (SFAS 142), *Goodwill and Other Intangible Assets.* SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Business combinations accounted for as poolings-of-interests and initiated prior to June 30, 2001, are grandfathered. SFAS 142 replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for an impairment test. The elimination of the requirement to amortize goodwill also applies to investments accounted for under the equity method of accounting. SFAS 142 also requires an evaluation of intangible assets and their useful lives and a transitional impairment test for goodwill and certain intangible assets upon adoption. After transition, the impairment tests will be performed annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, as of the beginning of the year. As of December 31, 2001, the Company has no goodwill or intangible assets recorded in its financial statements. Management believes that SFAS 141 and SFAS 142 will have no significant effect on the financial position, results of operations, and cash flows of the Company.

During June 2001, the FASB issued SFAS No. 143 (SFAS 143), *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. As of December 31, 2001, management believes that SFAS 143 will have no significant effect on the financial position, results of operations, and cash flows of the Company.

On October 3, 2001, the FASB issued SFAS No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* it retains many of the fundamental provisions of that Statement. SFAS 144 is effective for fiscal years beginning after December 31, 2001. As of December 31, 2001, management believes that SFAS 144 will have no significant effect on the financial position, results of operations, and cash flows of the Company.

(2) Investment in Unconsolidated Affiliate

Effective June 30, 2000, the Company contributed its non-asset based logistics business to Transplace (TPC), in exchange for an equity interest in TPC of approximately 15%. TPC is a joint venture of five large transportation companies — Covenant Transport, Inc.; J.B. Hunt Transport Services, Inc.; Swift Transportation Co., Inc.; U.S. Xpress Enterprises, Inc.; and Werner Enterprises, Inc. The Company is accounting for its investment in TPC using the equity method. Management believes this method is appropriate because the Company has the ability to exercise significant influence over operating and financial policies of TPC through its representation on the TPC board of directors. At December 31, 2001, the investment in unconsolidated affiliate (in thousands) is $3,660 (which includes a $5,000 cash investment in TPC less $1,340, which represents the Company's 15% equity in the loss from operations of unconsolidated affiliate since June 30, 2000). The Company is not responsible for the debt of Transplace.

In October 2000, the Company provided funds (in thousands) of $3,200 to TPC in the form of a short-term note with an interest rate of 8%. The Company recorded interest income on the note from TPC (in thousands) of approximately $26 and $61 during 2001 and 2000, respectively. The note was repaid in full in February 2001.

The Company and TPC enter into transactions with each other for certain of their purchased transportation needs. The Company recorded operating revenue (in thousands) from TPC of approximately $30,600 and $15,500 in 2001 and 2000, respectively, and recorded purchased transportation expense to TPC of approximately $10,500 and $1,500 during 2001 and 2000, respectively.

The Company also provides certain administrative functions to TPC as well as providing office space, supplies, and communications. The allocation from the Company for these services (in thousands) was approximately $407 and $518 during 2001 and 2000, respectively. The allocations for rent are recorded in the Consolidated Statements of Income as miscellaneous revenue, and the remaining amounts are recorded as a reduction of the respective operating expenses.

The Company believes that the transactions with TPC are on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties, on an arm's length basis.

(3) Long-Term Debt

Long-term debt consists of the following at December 31 (in thousands):

	2001	2000
Notes payable to banks under committed credit facilities	$ —	$ 55,000
6.55% Series A Senior Notes, due November 2002	20,000	20,000
6.02% Series B Senior Notes, due November 2002	10,000	10,000
5.52% Series C Senior Notes, due December 2003	20,000	20,000
	50,000	105,000
Less current portion	30,000	—
Long-term debt, net	$20,000	$105,000

Effective February 11, 2002, the Company reduced its credit facilities to $25 million of available credit pursuant to credit facilities with banks which bear variable interest based on LIBOR, on which no borrowings were outstanding at December 31, 2001. Each of the debt agreements require, among other things, that the Company maintain a minimum consolidated tangible net worth and not exceed a maximum ratio of indebtedness to total capitalization. The Company was in compliance with these covenants at December 31, 2001.

The aggregate future maturities of long-term and short-term debt by year consist of the following at December 31, 2001, (in thousands):

2002	$30,000
2003	20,000
	$50,000

The carrying amount of the Company's long-term debt approximates fair value due to the duration of the notes and their interest rates.

(4) Leases

The Company leases certain revenue equipment under operating leases which expire through 2003. At December 31, 2001, the future minimum lease payments under non-cancelable revenue equipment operating leases are as follows (in thousands):

2002	$3,219
2003	100

Rental expense under non-cancelable revenue equipment operating leases (in thousands) was $3,237 in 2001, $3,185 in 2000, and $596 in 1999.

(5) Income Taxes

Income tax expense consists of the following (in thousands):

	2001	2000	1999
Current			
Federal	$(12,194)	$ 9,132	$11,787
State	(1,688)	1,550	2,800
	(13,882)	10,682	14,587
Deferred			
Federal	37,358	16,001	19,112
State	5,171	2,750	3,088
	42,529	18,751	22,200
Total income tax expense	$ 28,647	$29,433	$36,787

The effective income tax rate differs from the federal corporate tax rate of 35% in 2001, 2000, and 1999 as follows (in thousands):

	2001	2000	1999
Tax at statutory rate	$26,737	$27,110	$33,879
State income taxes, net of federal tax benefits	2,264	2,795	3,827
Income tax credits	(638)	(638)	(691)
Other, net	284	166	(228)
	$28,647	$29,433	$36,787

At December 31, deferred tax assets and liabilities consisted of the following (in thousands):

	2001	2000
Deferred tax assets:		
Insurance and claims accruals	$ 27,016	$ 24,706
Allowance for uncollectible accounts	1,752	1,425
Other	3,579	3,099
Gross deferred tax assets	32,347	29,230
Deferred tax liabilities:		
Property and equipment	166,818	161,338
Prepaid expenses	38,286	4,431
Other	10,623	4,312
Gross deferred tax liabilities	215,727	170,081
Net deferred tax liability	$183,380	$140,851

These amounts (in thousands) are presented in the accompanying Consolidated Balance Sheets as of December 31 as follows:

	2001	2000
Current deferred tax asset	$ —	$ 11,552
Current deferred tax liability	20,473	—
Noncurrent deferred tax liability	162,907	152,403
Net deferred tax liability	$183,380	$140,851

(6) Stock Option and Employee Benefit Plans

Stock Option Plan

The Company's Stock Option Plan (the Stock Option Plan) is a nonqualified plan that provides for the grant of options to management employees. Options are granted at prices equal to the market value of the common stock on the date the option is granted.

Options granted become exercisable in installments from six to seventy-two months after the date of grant. The options are exercisable over a period not to exceed ten years and one day from the date of grant. The maximum number of shares of common stock that may be optioned under the Stock Option Plan is 11,666,667 shares.

At December 31, 2001, 3,129,679 shares were available for granting additional options. At December 31, 2001, 2000, and 1999, options for 828,851, 1,124,919, and 892,237 shares with weighted average exercise prices of $10.31, $9.81, and $9.47 were exercisable, respectively.

The following table summarizes Stock Option Plan activity for the three years ended December 31, 2001:

	Options Outstanding	
	Shares	Weighted-Average Exercise Price
Balance, December 31, 1998	2,033,306	9.98
Options granted	1,892,680	9.39
Options exercised	(264,701)	8.27
Options canceled	(26,668)	11.27
Balance, December 31, 1999	3,634,617	9.79
Options granted	1,506,667	9.65
Options exercised	(79,007)	8.17
Options canceled	(275,693)	9.77
Balance, December 31, 2000	4,786,584	9.77
Options granted	1,598,000	12.22
Options exercised	(917,770)	9.36
Options canceled	(95,553)	9.60
Balance, December 31, 2001	5,371,261	10.57

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 7.85 to $ 9.94	3,088,113	8.0 years	$ 9.37	465,724	$ 8.87
$11.20 to $15.38	2,283,148	8.7 years	12.20	363,127	12.15
	5,371,261	8.3 years	10.57	828,851	10.31

The Company applies the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its Stock Option Plan. SFAS No. 123, *Accounting for Stock-Based Compensation* requires pro forma disclosure of net income and earnings per share had the estimated fair value of option grants on their grant date been charged to salaries, wages and benefits. The fair value of the options granted during 2001, 2000, and 1999 was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.0 percent in 2001, 6.0 percent in 2000, and 6.5 percent in 1999; dividend yield of 0.4 percent in 2001 and 0.5 percent in 2000 and 1999; expected life of 8.0 years in 2001 and 2000, and 7.0 years in 1999; and volatility of 38 percent in 2001, 35 percent in 2000, and 30 percent in 1999. The weighted-average fair value of options granted during 2001, 2000, and 1999 was $6.13, $4.79, and $4.17 per share, respectively. The Company's pro forma net income and earnings per share would have been as indicated below had the fair value of option grants been charged to salaries, wages, and benefits:

	2001	2000	1999
Net income (in thousands)			
As reported	$47,744	$48,023	$60,011
Pro forma	44,589	45,735	59,170
Basic earnings per share			
As reported	0.76	0.77	0.95
Pro forma	0.71	0.73	0.94
Diluted earnings per share			
As reported	0.74	0.76	0.94
Pro forma	0.70	0.73	0.93

Employee Stock Purchase Plan

Employees meeting certain eligibility requirements may participate in the Company's Employee Stock Purchase Plan (the Purchase Plan). Eligible participants designate the amount of regular payroll deductions and/or single annual payment, subject to a yearly maximum amount, that is used to purchase shares of the Company's common stock on the Over-The-Counter Market subject to the terms of the Purchase Plan. The Company contributes an amount equal to 15% of each participant's contributions under the Purchase Plan. Company contributions for the Purchase Plan (in thousands) were $108, $117, and $104 for 2001, 2000, and 1999, respectively. Interest accrues on Purchase Plan contributions at a rate of 5.25%. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plan are paid by the Company.

401(k) Retirement Savings Plan

The Company has an Employees' 401(k) Retirement Savings Plan (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan if they have been continuously employed with the Company or its subsidiaries for six months or more. The Company matches a portion of the amount each employee contributes to the 401(k) Plan. It is the Company's intention, but not its obligation, that the Company's total annual contribution for employees will equal at least 2½ percent of net income (exclusive of extraordinary items). Salaries, wages and benefits expense in the accompanying Consolidated Statements of Income includes Company 401(k) Plan contributions and administrative expenses (in thousands) of $1,574, $1,528, and $1,364 for 2001, 2000, and 1999, respectively.

(7) Commitments and Contingencies

The Company has committed to approximately $23 million of net capital expenditures, which is a small portion of its estimated 2002 capital expenditures.

The Company is involved in certain claims and pending litigation arising in the normal course of business. Management believes the ultimate resolution of these matters will not have a material effect on the consolidated financial statements of the Company.

(8) Segment Information

The Company has one reportable segment — Truckload Transportation Services. This segment consists of five operating fleets that have been aggregated since they have similar economic characteristics and meet the other aggregation criteria of SFAS No. 131. The Medium- to Long-Haul Van fleet transports a variety of consumer, non-durable products and other commodities in truckload quantities over irregular routes using dry van trailers. The Regional Short-Haul fleet provides comparable truckload van service within five geographic regions. The Flatbed and Temperature-Controlled fleets provide truckload services for products with specialized trailers. The Dedicated Services fleet provides truckload services required by a specific company, plant, or distribution center.

The Company generates non-trucking revenues related to freight transportation management, third-party equipment maintenance, and other business activities. None of these operations meet the quantitative threshold reporting requirements of SFAS No. 131. As a result, these operations are grouped in "Other" in the table below. The Company does not prepare separate balance sheets by segments and, as a result, assets are not separately identifiable by segment. The Company has no significant intersegment sales or expense transactions that would result in adjustments necessary to eliminate amounts between the Company's segments.

The following tables summarize the Company's segment information (in thousands):

	Revenues		
	2001	2000	1999
Truckload Transportation Services	$1,196,518	$1,148,651	$ 991,954
Other	74,001	65,977	60,379
Total	$1,270,519	$1,214,628	$1,052,333

	Operating Income		
	2001	2000	1999
Truckload Transportation Services	$78,807	$83,773	$ 99,419
Other	522	(952)	2,782
Total	$79,329	$82,821	$102,201

Substantially all of the Company's revenues are generated within the United States or from North American shipments with origins or destinations in the United States. No one customer accounts for more than 9% of the Company's revenues.

(9) Common Stock Split

On February 11, 2002, the Company announced that its Board of Directors declared a four-for-three split of the Company's common stock effected in the form of a 33 1/3 percent stock dividend. The stock dividend was payable on March 14, 2002, to stockholders of record at the close of business on February 25, 2002. No fractional shares of common stock were issued in connection with the stock split. Stockholders entitled to fractional shares received a proportional cash payment based on the closing price of a share of common stock on February 25, 2002.

All share and per-share information included in the accompanying consolidated financial statements for all periods presented have been adjusted to retroactively reflect the stock split.

(10) Quarterly Results of Operations (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2001:				
Operating revenues	$304,577	$322,777	$322,618	$320,547
Operating income	16,059	19,933	20,621	22,716
Net income	9,455	12,091	12,453	13,745
Diluted earnings per share	0.15	0.19	0.19	0.21
2000:				
Operating revenues	$291,379	$307,242	$304,572	$311,435
Operating income	18,535	22,418	21,043	20,825
Net income	10,318	12,915	12,291	12,499
Diluted earnings per share	0.16	0.20	0.20	0.20

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

No reports on Form 8-K have been filed within the twenty-four months prior to December 31, 2001, involving a change of accountants or disagreements on accounting and financial disclosure.

PART III

Certain information required by Part III is omitted from this report on Form 10-K in that the Company will file a definitive proxy statement pursuant to Regulation 14A (Proxy Statement) not later than 120 days after the end of the fiscal year covered by this report on Form 10-K, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report or the Performance Graph included in the Proxy Statement.

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement.

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) Financial Statements and Schedules.

(1) Financial Statements: See Part II, Item 8 hereof.

(2) Financial Statement Schedules: The consolidated financial statement schedule set forth under the following caption is included herein. The page reference is to the consecutively numbered pages of this report on Form 10-K.

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits: The response to this portion of Item 14 is submitted as a separate section of this report on Form 10-K (see Exhibit Index on page 34).

(b) Reports on Form 8-K:

A report on Form 8-K, filed October 19, 2001, regarding a news release on October 16, 2001, announcing the Company's operating revenues and earnings for the third quarter ended September 30, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 20th day of March, 2002.

WERNER ENTERPRISES, INC.

BY: /s/ JOHN J. STEELE

JOHN J. STEELE
Vice President, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Position	Date
/s/ CLARENCE L. WERNER Clarence L. Werner	Chairman of the Board, Chief Executive Officer and Director	March 20, 2002
/s/ GARY L. WERNER Gary L. Werner	Vice Chairman and Director	March 20, 2002
/s/ CURTIS G. WERNER Curtis G. Werner	Vice Chairman — Corporate Development and Director	March 20, 2002
/s/ GREGORY L. WERNER Gregory L. Werner	President, Chief Operating Officer and Director	March 20, 2002
/s/ JOHN J. STEELE John J. Steele	Vice President, Treasurer and Chief Financial Officer	March 20, 2002
/s/ JAMES L. JOHNSON James L. Johnson	Vice President, Controller and Corporate Secretary	March 20, 2002
/s/ IRVING B. EPSTEIN Irving B. Epstein	Director	March 20, 2002
/s/ MARTIN F. THOMPSON Martin F. Thompson	Director	March 20, 2002
/s/ GERALD H. TIMMERMAN Gerald H. Timmerman	Director	March 20, 2002
/s/ DONALD W. ROGERT Donald W. Rogert	Director	March 20, 2002
/s/ JEFFREY G. DOLL Jeffrey G. Doll	Director	March 20, 2002

SCHEDULE II

WERNER ENTERPRISES, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Off of Doubtful Accounts	Balance at End of Period
		(In thousands)		
Year ended December 31, 2001:				
Allowance for doubtful accounts	$3,994	$2,057	$1,085	$4,966
Year ended December 31, 2000:				
Allowance for doubtful accounts	$3,236	$2,191	$1,433	$3,994
Year ended December 31, 1999:				
Allowance for doubtful accounts	$2,933	$ 606	$ 303	$3,236

EXHIBIT INDEX

Exhibit Number	Description	Page Number or Incorporated by Reference to
3(i)(A)	Revised and Amended Articles of Incorporation	Exhibit 3 to Registration Statement on Form S-1, Registration No. 33-5245
3(i)(B)	Articles of Amendment to Articles of Incorporation	Exhibit 3(i) to the Company's report on Form 10-Q for the quarter ended May 31, 1994
3(i)(C)	Articles of Amendment to Articles of Incorporation	Exhibit 3(i) to the Company's report on Form 10-K for the year ended December 31, 1998
3(ii)	Revised and Amended By-Laws	Exhibit 3(ii) to the Company's report on Form 10-K for the year ended December 31, 1994
10.1	Second Amended and Restated Stock Option Plan	Exhibit 10 to the Company's report on Form 10-Q for the quarter ended June 30, 2000
10.2	Initial Subscription Agreement of Transplace.com, LLC, dated April 19, 2000	Exhibit 2.1 to the Company's report on Form 8-K filed July 17, 2000
10.3	Operating Agreement of Transplace.com, LLC, dated April 19, 2000	Exhibit 2.2 to the Company's report on Form 8-K filed July 17, 2000
11	Statement Re: Computation of Per Share Earnings	Filed herewith
21	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of KPMG LLP	Filed herewith

Werner Enterprises

Corporate Information

Corporate Offices

Werner Enterprises, Inc.
14507 Frontier Road
P.O. Box 45308
Omaha, Nebraska 68145-0308
Telephone: (402) 895-6640
http://www.werner.com
e-mail: werner@werner.com

Annual Meeting

The Annual Meeting will be held on Tuesday, May 14, 2002 at 10 a.m. in the Embassy Suites, 555 South 10th Street, Omaha, Nebraska.

Stock Listing

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol WERN.

Independent Public Accountants

KPMG LLP
Two Central Park Plaza, Suite 1501
Omaha, Nebraska 68102

Stock Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: (800) 468-9716

Board of Directors

Clarence L. Werner, 64. Chairman of the Board and Chief Executive Officer. Founder of the Company. Served on Board since inception in 1986. (3)

Gary L. Werner, 44. Vice Chairman. Served on Board since inception in 1986.

Curtis G. Werner, 37. Vice Chairman - Corporate Development. Served on Board since 1991.

Gregory L. Werner, 42. President and Chief Operating Officer. Served on Board since 1994.

Irving B. Epstein, 74. Attorney - Epstein and Epstein. Served on Board since inception in 1986. (1), (2), (3)

Martin F. Thompson, 81. Retired President of Cherry County Livestock Auction Company. Served on Board since inception in 1986. (1), (2), (3)

Gerald H. Timmerman, 62. President - Timmerman and Sons. Served on Board since 1988. (1), (3)

Donald W. Rogert, 74. Chairman - Mallard Sand and Gravel Company. Served on Board since 1994. (1)

Jeffrey G. Doll, 47. President and Chief Executive Officer - Western Iowa Wine, Inc. Served on Board since 1997. (1), (2), (3)

(1) Serves on audit committee
(2) Serves on option committee
(3) Serves on executive compensation committee

Executive Officers

Clarence L. Werner, 64. Chairman of the Board and Chief Executive Officer

Gary L. Werner, 44. Vice Chairman

Curtis G. Werner, 37. Vice Chairman - Corporate Development

Gregory L. Werner, 42. President and Chief Operating Officer

Robert E. Synowicki, Jr., 43. Executive Vice President and Chief Information Officer

Richard S. Reiser, 55. Executive Vice President and General Counsel

Daniel H. Cushman, 47. Senior Vice President - Marketing and Operations

Alan D. Adams, 64. Vice President - Terminal Operations

Duane D. Henn, 64. Vice President - Safety

Larry P. Williams, 56. Vice President - Value Added Services

John J. Steele, 44. Vice President, Treasurer and Chief Financial Officer

Dwayne O. Haug, 53. Vice President - Maintenance

H. Marty Nordlund, 40. Vice President - Specialized Services

R. Lee Easton, 43. Vice President - Management Information Systems

Guy M. Welton, 37. Vice President - Operations

James L. Johnson, 38. Vice President, Controller and Corporate Secretary

Derek J. Leathers, 32. Vice President - International

Werner Enterprises
P.O. Box 45308
Omaha, NE 68145-0308
www.werner.com

Werner Enterprises
P.O. Box 45308
Omaha, NE 68145-0308
www.werner.com